To:  Mr. Pradip Bhaumik. Attorney-advisor, division of Finance, SEC
Cc: Cecilia Blye
Fax number 202-772-9213
From: Mike Jung, CEO, 2-Track Global, Inc.
Date: June 30, 2006

Re: file No -- 0-50168

Dear Mr. Bhaumik:

This is to state that, in the future filings of 10QSBs and 10KSBs, we will remove all references to Iran in order not to make that disclosure misleading.

If you have any further questions, please direct your question to
Mr. Jae Hyun, a director, at 914-472-3163. Fax number is the same. However, before sending any fax to him, please call him to ask for switching to a fax mode.

Sincerely,

/s/ Mike Jung